Mail Stop 3561

July 30, 2007

Via Fax & U.S. Mail

Mr. Jan E. Chason
  Executive Vice President and Chief Financial Officer
CKRUSH, INC.
336 West 37th Street, Suite 410
New York, NY 10018

> **Re: Ckrush, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 5, 2007**
> **File No. 0-25563**

Dear Mr. Chason:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Management's Discussion and Analysis, page 17

Year Ended December 31, 2006 versus Year Ended December 31, 2005, page 19

1.   Reference is made to your table of segment operating results. In future filings, please
        ensure that amounts in the table agree with those disclosed in the Segment Data at Note
        14 to the audited financial statements. In this regard, we note the 2006 amounts shown
        for "cost of revenues and other" and "segment profit/(loss)" for the Media segment do
        not agree with amounts shown in Note 14. Further, it appears the table in Note 14 has
        certain computational discrepancies in arriving at totals. Please recheck the individual
        and total amounts in this note and ensure consistency also with amounts shown in the
        statement of operations and MD&A, as appropriate.

2.   Please expand your narrative to more clearly explain the reasons for significant variances
        in line items and relationships in the income statement. For example, explain why the
        theatrical release of "Beer League" would cause both a significant increase in revenues
        and in segment operating loss in fiscal 2006. Indicate whether this relationship is
        expected to continue. This comment applies to the discussions in your interim filings as
        well.

3.   Revise to explain the nature of and reasons for the individually significant components of
        other income and expenses. At a minimum, this would include each of the two gains and
        the line item titled "minority interest."

Liquidity and Capital Resources, page 20

4.   In future filings, disclose whether you have obtained any commitments from officer,
        directors or shareholders to provide you with loans or advances to fund your operations
        or for debt repayment. Also, in the third paragraph on page 21, please clarify that your
        external auditors issued their audit opinion that raises substantial doubt about your ability
        to continue as a going concern.

Financial Statements

Note 4. Film Costs and Minority Interests, page F-12

5.   Refer to the discussion joint venture operating agreement entered into on June 27, 2005.
        Tell us your basis for accounting for this joint venture in your financial statements, if
        other than on an equity method basis. Please cite the applicable accounting literature you
        are following. If your accounting changed as a result of subsequent changes in
        contractual arrangements, please discuss these changes as well. Also, as it appears that
        you may be consolidating this joint venture, further explain to us in detail why you have
        not recognized the minority interest in losses in your statement of operations for

December 31, 2006. Also tell us the ownership percentage you have in this joint venture.
Your financial statement footnote should include similar disclosures.

6.   Describe, in detail, your method of accounting for the RPRs and the minority ownership
        interests sold to finance "LiveMansion: The Movie." Illustrate your explanation by
        providing the related accounting entries you record, including those for payments of
        preferred returns and interest in residual cash flows. Tell us when these payments are
        computed, reported and paid. Cite your basis in GAAP for the accounting you apply.
        Provide us with a schedule of activity in the minority interests balance for fiscal 2006.
        On an ongoing basis, please provide similar disclosures in your summary of significant
        accounting policies and in the "Minority Interests" footnotes.

7.   Please explain when and how the preferred return on the guaranteed $2.7 RPR
        investment is recorded. We particularly note that, as of December 31, 2006, management
        considers it unlikely that the investor will be paid from the films' cash flow.

8.   Please expand your disclosures to fully comply with the disclosure requirements set forth
        in paragraphs 51 – 58 of SOP 00-2, as applicable. If significant changes occur in
        subsequent quarters, please update the related disclosures in your Form 10-QSB.

Note 5. Accounts Payable and Accrued Expenses, page F-14

9.   Provide a narrative description as to the nature of the accrual of "dividends payable." We
        note under Item 5 of the Form 10-KSB, you disclose that you have not paid dividends on
        your common stock outstanding in the past. In this regard, explain how the accrual arose
        and the payment terms.

Note 6. Accrued Litigation and Judgments Payable, page F-14

10.   Refer to the first seven litigation matters discussed in Note 6 (beginning with
        Designscape and ending with J.P. Morgan Chase & Company). To facilitate our
        understanding of your obligations and accruals, please tell us when and how you
        measured and recorded the accrual for each such matter. Also quantify each remaining
        balance at December 31, 2006 and explain the activity in each of the accrual balances
        through that date.

Note 8. Settlement with Related Party, page F-17
and
Note 9. Transactions with Former President, page F-18

11.   Supplementally provide us your detailed calculations as to the computation of each of the
        gains recorded in these settlement transactions in the amount of $1.5 million and
        $529,000, as shown in the aggregate of $2.0 million in the statement of operation line
        item "Gain on settlements with related parties." In addition, please tell us why you have
        not classified these settlement gains as capital transactions given they may be with

officers/directors and/or significant shareholders. We refer you to footnote 1 of APB No. 26. Tell us the ownership interests these related parties held in the Company at the time of settlement.

Controls and Procedures, page 23

12.   In future filings, please specifically disclose whether or not your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective. We note you instead indicate that they "…may not be sufficient…," as disclosed in the second to the last paragraph under this heading. This language is confusing. Either you have concluded that they are effective or you have not. This comment is also applicable to Item 3 of your March 31, 2007 Quarterly Report on Form 10-QSB.

FORM 10-QSB (Quarter Ended March 31, 2007)

General

13.   In addition to the above applicable comments on the December 31, 2006 Form 10-KSB, please reflect the following comments in future filings on Form 10-QSB.

14.   If websites and customer-related intangible assets are separately identifiable, please separately quantify each intangible asset. If not separately identifiable, please so state. Further, separately disclose on the face of the balance sheet the amount of goodwill apart from intangible assets. See paragraph 43 of SFAS No. 142.

Note 5. Film Costs and Minority Interests, page 10

15.   Supplementally explain to us the reasons for the decrease in this balance sheet line item from December 31, 2006. Your response should also include a reconciliation of the beginning and ending balance for the quarter ended March 31, 2007.

Note 9. Stockholders' Deficiency, page 14

16.   We note your stockholders' approved a reverse stock split of your common shares on January 25, 2007. Please disclose the reverse stock split ratio of the common shares. Also provide retroactive treatment of this reverse stock split in your financial statements and notes or disclose the effective date of the reverse split, if subsequent to the most recent balance sheet presented.

FORM 8-K/A – Filed April 23, 2007

17.   Reference is made to the independent auditors' report of Rosenberg Rich Baker Berman and Company included at Exhibit 99.1. Please revise the first sentence of the scope paragraph to indicate that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), rather than auditing standards generally accepted in the United States of America. See Auditing Standard No. 1 issued by the PCAOB, which is effective for audit reports issued or reissued on or after May 24, 2004. An amendment to the Form 8-K/A should be filed as soon as practicable.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief